SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Comunications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

2006 Second Quarter Results

GAS NATURAL’S NET PROFIT GREW BY 23.9%

TO 455.8 MILLION EUROS

•	Ebitda rose 28.5% to 934.4 million euros, reinforcing the path of growth which began in the first quarter.

•	The electricity business in Spain, the growing contribution from gas supply, and gas distribution in Latin America were the chief growth engines for GAS NATURAL.

•	For the first time, in Spain, the company generated 9,690 GWh of electricity in six months, a 138.9% increase, for a total power generation share of 8.8%.

•	The gas distribution activity in Latin America continues its strong momentum and reported a 30.6% increase in ebitda of up to 179.4 million euros.

•	GAS NATURAL increased the number of gas distribution customers to 10.4 million, reflecting an increase of 569,000 customers in the past year.

GAS NATURAL’s net profit totaled 455.8 million euros at the end of the second quarter of 2006, and rose 23.9% in relation to the same period last year.

Net business volume totaled 5,422.2 million euros between January and June, reflecting a 43.1% growth with respect to the same period in 2005, due basically to business activity, and in particular, the electricity business in Spain, the growth in gas supply due to higher gas prices, and the business momentum in Latin America.

GAS NATURAL’s ebitda in the first half of the year was 934.4 million euros, rising 28.5% compared to the prior year.

Gas distribution activity overall, including Spain, Latin America and Italy, represented 65.8% of total ebitda for GAS NATURAL. In this case, Spain was the biggest contributor, with 44.5% of the total.

The electricity business in Spain continued its strong momentum, representing 14% of the Group’s total ebitda, while upstream and midstream activities, which mainly include the Magreb-Europa gas pipeline operation, together represented a total ebitda of 10.4%.

The Group’s net borrowings fell by 576.3 million euros between December 31, 2005 and June 30, 2006, owing to the significant cash flow generated in connection with a lower investment, which placed it at 3,038.9 million euros, with a borrowing ratio of 34.3%.

GAS NATURAL’s investments during the first half of the year totaled 535.8 million euros.

Distribution in Spain

Ebitda with respect to the gas distribution business in Spain was 415.2 million euros, 6.2% more than in the first half of the prior year, and in line with the increase in regulated remuneration for 2006. The financial aggregates of this activity were affected by the steady transition by residential customers to the liberalized market. 78% of the customers remained with the Group’s own supply company.

Regulated gas sales in Spain, which encompass tariff gas distribution and marketing and third party network access services (TPA), amounted to 138,125 GWh, up 4.2% from the prior year.

Third party network access services (TPA) grew by 7.7% totaling 111,523 GWh, of which 49,990 GWh (+7.8%) related to services provided to third parties and the remaining 61,533 GWh (+7.7%) to GAS NATURAL, as the main operator also in the liberalized gas market.

The distribution network was extended by 2,550 kilometers in the last 12 months to 41,076 kilometers at June 30, 2006, reflecting a year-on-year increase of 6.6%. During the first half of 2006, GAS NATURAL began supplying 17 municipalities. It currently supplies gas in 831 cities and expects to expand the grid to more than 50 new cities in 2006.

At June 30, 2006, the number of gas distribution customers in Spain was 5,274,000, a 6.3% increase, with a year-on-year increase of 314,000 customers.

Distribution in Latin America

Ebitda with respect to gas distribution in Latin America (Argentina, Brazil, Colombia and Mexico) was 179.4 million euros, an increase of 30.6% over the prior year, due mainly to stronger operating results in all countries, as well as local currency appreciation.

Gas sales in Latin America, which include sales of gas and third party network access services (TPA), totaled 82,860 GWh, a 3.4% increase over the first half of 2005. By country, Colombia and Brazil had noteworthy increases, 17.9% and 9.6%, respectively.

The distribution network expanded by 1,916 kilometers in the last 12 months, totaling 57,414 kilometers at June 30, 2006, reflecting a year-on-year growth of 3.5%.

At June 30, 2006, gas distribution customer volume in Latin America totaled 4,844,000, with a year-on-year growth of 219,000 distribution customers.

Main physical aggregates by country

	Argentina	Brazil	Colombia	Mexico	Total
Gas sales (GWh)	33,517	21,636	6,259	21,448	82,860
Change vs. 1H05 (%)	-3.2	9.6	17.9	4.7	3.4

Distribution network (Km at 6/30/06)	21,395	5,231	15,694	15,094	57,414
Change vs. 6/30/2005 (Km)	317	446	727	426	1,916

Distribution customers, in thousands (at 6/30/06)	1,305	757	1,667	1,115	4,844
Change vs. 6/30/05, in thousands	32	48	117	22	219

Argentina strengthened its business revival with a fresh upswing in the number of customers and a 3.5% growth in sales, highlighted by a 9.4% increase in residential sales. TPA sales to large users declined due to lower demand from other distributors, but this did not significantly affect the margin.

In Brazil, sales continued to grow at a rate of close to 10% year-on-year, in line with the trend in 2004 and 2005. By sector, there were notable increases of 22.2% in sales for automotion and 10.6% in industrial sales, despite the uncertainty created by the nationalization of gas in Bolivia.

Colombia kept up its pace of energetic growth, with double-digit rates in all markets. Sales grew by 17.9% and the number of distribution customers climbed in the last 12 months, to more than 117,000 for a total of 1,667,000. By market, the vehicular natural gas market is singled out with 42.6% growth. During the first half of 2006, 11,700 vehicles were converted, 57.3% more than in the same period last year.

México expanded its gas sales by 4.7%, a figure that acknowledges the negative impact of the higher cost of gas, which is referenced to prices in southern United States. The Federal Government is implementing measures that may reduce gas bills by 28%.

Distribution in Italy

Ebitda for gas distribution in Italy was 20.3 million euros, a 13.4% increase over the prior year.

The gas distribution business totaled 1,605 GWh, a decline of 7.4% as opposed to 2005, due, basically, to less than favorable climate conditions.

Commercial activity is firming up in 2006, with a year-on-year growth of 36,000 new distribution customers and brisk activity in the regions of Palermo, Catania and Reggio Calabria. The company expects to surpass this figure and reach close to 40,000 new distribution customers in 2006. GAS NATURAL reached 300,000 gas distribution customers in Italy in the first half of the year.

Electricity in Spain

Ebitda from the electricity business in Spain was 130.9 million euros in the first six months, which more than triples the figure from the prior year. The power generation business continued to benefit by high pool prices, with a cumulative average of 59.66 €/MWh between January and June.

The business of electricity supply in the liberalized market continues to suffer by having to compete with the regulated tariff, which is far removed from market prices, driven up by rising fuel costs, low precipitation and the impact of CO2 emission permit prices.

Energy produced and sold mainly to the wholesale market was 9,690 GWh in the first half of the year, more than doubling the figure for the same period last year. Between April and June 2006, this figure was 5,498 GWh, 143% higher than last year, due to normalized production by the Cartagena plant (1,200 MW), which has been fully operational since the first quarter of the year.

Combined cycle plants generated 9,284 GWh of electricity during the first half of 2006, which is 2.4 times the production from the same period last year. During the second quarter of this year, combined cycle production was 5,316 GWh, considerably more than the amount of electricity sold in the supply business.

GAS NATURAL’s cumulative electricity share of the “ordinary regime” power generation market was 8.8% in the first half of 2006.

The business of electricity supply in the liberalized market continued to be penalized by high prices in the second quarter. The supply business still competes with the considerably lower regulated tariff. Consequently, many supply companies are streamlining their customer portfolio in the liberalized market.

Thus, GAS NATURAL’s portfolio of electricity contracts with industrial customers continued the trend observed in the second half of 2005, and, in the last 12 months, it has greatly reduced the amount of contracted electricity, from 4,433 GWh/year in the first half of 2005, to 565 GWh/year in 2006, and the number of customers, from 2,003 GWh/year to 271 GWh/year.

This reduction in the portfolio of electricity contracts was also felt in the residential market, with a slight decrease.

Electricity supply to industrial customers fell 75.1% with respect to the same period last year. On the other hand, electricity sales to residential customers were practically constant in the second quarter of 2006, commensurate with the portfolio of residential customers of about 440,000 contracts.

GAS NATURAL has 2,800 MW of operational combined cycle power production capacity, another 1,200 MW under construction (Plana del Vent and Malaga) and more than 800 MW at an advanced stage of permit obtainment, all in line with the objective of having 4,800 MW of combined cycle power generation by 2008.

Electricity in Puerto Rico

Ebitda for activities in Puerto Rico totaled 30.6 million euros (37.5 million dollars, local currency), up 8.5% from the first half of last year.

EcoEléctrica generated 1,600 GWh net (the power attributable to GAS NATURAL was 800 GWh), with a load factor of 73%, similar to that reported in the same period last year.

Gas Supply: Upstream + midstream

Ebitda in the upstream and midstream gas supply business was 96.8 million euros, 16.2% more than in the first half of 2005, due basically to a larger financial contribution from EMPL, despite a slight reduction in the volumes transported; greater utilization of the tanker fleet during the quarter (97% vs. 78% in the first half of 2005), and the dollar’s appreciation.

The gas transportation activity conducted in Morocco, through companies EMPL and Metragaz, represented a total volume of 68,601 GWh, a 6.6% decline from the same period in 2005. Of total volume, 52,652 GWh were transported for GAS NATURAL, through Sagane, and 15,949 GWh for Portugal and Morocco.

Gas Supply: Wholesale and Retail

Ebitda from upstream and midstream gas supply was 54 million euros in the first half of 2006, compared with 24.4 million euros in the same period last year. Ebitda from this activity continues the positive trend that began in mid-2005, due to measures adopted to favor liberalization and the recognition of raw material costs, the convergence towards international prices, plus the commercial policy applied by GAS NATURAL.

GAS NATURAL’s total supply was 157,687 GWh, of which 135,328 GWh was earmarked for the Spanish market and the other 22,359 GWh for international markets.

The supply of gas to the regulated market (supply to Enagás which, in addition to inventory management, supplies the gas to distribution companies, both those in the GAS NATURAL group as well as third parties) totaled 34,228 GWh, a 3.9%

drop, due to greater market opening despite certain mid-sized customers reverting to the regulated market.

Sales in the liberalized market amounted to 101,100 GWh, a 2.6% increase from the first half of 2005. Of those sales, 84,029 GWh, 11% more, were supplied to end customers by GAS NATURAL, and were earmarked mainly for the industrial market, as well as for combined cycle power supply (CCGTs) to the residential market. Supply to the liberalized market by other supply companies totaled 17,071 GWh.

Despite a sharp spike in gas supply in Europe, which grew by 15.9% vis-à-vis the first half of 2005, international gas procurements declined by 1.5% as a whole, due to lower sales to the United States and less frequency than in the first half of 2005.

With respect to GAS NATURAL’s multi-product activity, close to 116,200 gas maintenance contracts were added in the first half of 2006, making a total of 1,541,100 contracts in force at June 30, 2006.

Product and services contracts other than for gas sales, including financial services and the sale of electricity, were close to 2,325,000 at June 30, 2006, an 11.9% increase over contracts in force at June 30, 2005, representing a ratio of 1.48 contracts per customer in Spain.

In addition, GAS NATURAL’s marketing efforts helped increase the number of homes heated by gas by 12,800 and appliance sales by 22,000, which include more than 4,400 air conditioning installations.

Barcelona, July 26, 2006.

Main physical aggregates

2Q06	2Q05%			1H06	1H05%
100,141	99,178	1.0	Distribution (GWh):	222,590	214,457	3.8

60,363	58,196	3.7	Spain:	138,125	132,568	4.2
8,336	9,093	-8.3	Tariff gas sales	26,602	29,033	-8.4
52,027	49,103	6.0	TPA	111,523	103,535	7.7

39,636	40,575	-2.3	Latin America:	82,860	80,155	3.4
24,862	24,474	1.6	Tariff gas sales	49,357	45,869	7.6
14,774	16,101	-8.2	TPA	33,503	34,286	-2.3

142	407	-65.1	Italy:	1,605	1,734	-7.4
121	384	-68.5	Tariff gas sales	1,551	1,685	-8.0
21	23	-8.7	TPA	54	49	10.2

1,258	1,634	-23.0	Distribution network (km):	102,370	97,637	4.8
761	687	10.8	Spain	41,076	38,526	6.6
437	897	-51.3	Latin America	57,414	55,498	3.5
60	50	20.0	Italy	3,880	3,613	7.4

129	154	-16.2	Increase in gas distribution connections, (‘000)	242	284	-14.8

78	85	-8.2	Spain	140	152	-7.9
42	62	-32.3	Latin America	86	120	-28.3
9	7	28.6	Italy	16	12	33.3

—	—	—	Gas distribution connections, (‘000) (at 30/06):	10,418	9,849	5.8
—	—	—	Spain	5,274	4,960	6.3
—	—	—	Latin America	4,844	4,625	4.7
—	—	—	Italy	300	264	13.6

67,968	67,600	0.5	Gas supply (GWh):	157,687	156,874	0.5
58,351	58,244	0.2	Spain	135,328	134,163	0.9
9,617	9,356	2.8	International	22,359	22,711	-1.5

33,673	36,880	-8.7	Gas transportation - EMPL (GWh)	68,601	73,435	-6.6

—	—	—	Contracts per customer in Spain (at 30/06)	1,48	1,45	2.1

5,969	2,655	—	Electricity generated (GWh):	10,490	4,784	—
5,498	2,260	—	Spain	9,690	4,057	—
471	395	19.2	Puerto Rico	800	727	10.0

9	228	-96.1	Installed capacity (MW):	3,398	2,173	56.4
9	228	-96.1	Spain	3,127	1,902	64.4
—	—	—	Puerto Rico	271	271	—
—	—	—	Employees (at 30/06)	6,698	6,807	-1.6

Consolidated Profit and Loss Account

(unaudited)

(€ Mn)	1S06	1S05
Net sales	5,422.2	3,788.2
Other revenues	53.9	38.6
Purchases	-4,022.1	-2,634.7
Personnel costs, net	-137.1	-120.1
Other costs	-382.5	-345.0

EBITDA	934.4	727.0

Depreciation and amortization of fixed assets	-290.8	-245.2
Change in operating provisions	-27.3	-10.5

OPERATING INCOME	616.3	471.3

Financial results, net	-137.1	-101.7
Net loss from assets deterioration	—	-0.5
Equity income	3.0	23.51
Gains on disposal on non current assets	180.2	162.1

CONSOLIDATED PRE-TAX PROFIT	662.4	554.7

Corporate income tax	-176.1	-153.9
Minority interest	-30.5	-33.0

PROFIT ATTRIBUTABLE TO THE GROUP	455.8	367.8

Consolidated Balance Sheet

(unaudited)

(€ Mn)	06/30/06	06/30/05
Non-Current Assets-	10,267.7	9,693.4
Tangible assets	7,709.3	7,140.7
Goodwill	455.9	456.3
Other intangible assets	1,285.1	1,294.9
Investment in associated companies	34.4	223.1
Other non-current assets	783.0	578.4

Current Assets-	2,894.4	2,414.0
Inventories	429.5	283.0
Debtors and other accounts receivable	1,978.8	1,689.0
Other current assets	185.3	165.7
Cash and cash equivalent	300.8	276.3

TOTAL ASSETS	13,162.1	12,107.4

(unaudited)

(€ Mn)	06/30/06	06/30/05
Shareholders’ Equity-	5,810.9	5,166.4
Equity of Parent Company	5,480.3	4,894.1
Minority interest	330.6	272.3

Non-Current Liabilities-	4,701.2	4,453.0
Non-current financial debt	2,938.6	2,844.1
Provisions	384.2	301.8
Other non-current liabilities	1,378.4	1,307.1

Current Liabilities-	2,650.0	2,488.0
Current financial debt	401.1	436.9
Accounts payable and other current liabilities	2,248.9	2,051.1

TOTAL LIABILITIES	13,162.1	12,107.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 26, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer